June 10, 2008

VIA EDGAR AND MESSENGER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549-0405

Attention: Karl Hiller

Re:	Plains Exploration & Production Company
Form 10-K for the period ended December 31, 2007
Filed February 27, 2008
File No. 001-31470

Dear Mr. Hiller:

On behalf of Plains Exploration & Production Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated June 5, 2008. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties, page 6

Acquisition, Exploration and Development Expenditures, page 15

1.	You state that the development costs included in your table of costs incurred during the last three years include capital costs required to maintain proved producing reserves. Generally, costs incurred to operate and maintain wells and related equipment and facilities on producing properties represent production costs that are expensed as incurred under Rule 4-10(c)(5) of Regulation S-X. Please submit details about the costs necessary to maintain your producing reserves, sufficient to understand why you have capitalized these as development costs, rather than expense them as production costs, as defined in Rule 4-10(a)(16) and (17) of Regulation S-X. Please also quantify such costs capitalized in each quarterly and annual period covered by your report, and if you are not able to demonstrate compliance, explain your views on significance.

700 Milam Suite 3100, Houston TX 77002     713-579-6000     Fax: 713-579-6500

Securities and Exchange Commission

Response:

The Company internally categorizes its development expenditures into two categories:

(a) development capital and (b) capital costs required for production equipment and supporting infrastructure used in the production of oil and gas from our proved developed producing reserves. We believe that both categories of development expenditures are included under the definition of “development costs” set forth in Rule 4-10(a)(16) of Regulation S-X. Such support costs consist primarily of expenditures associated with additions to, or improvements in, our production equipment and support equipment and facilities, such as pipelines, gas plants and storage facilities. In particular, the secondary and tertiary recovery techniques that we employ in our mature onshore California operations require significant investment in support facilities and pipelines used to process and recycle water and steam, as well as to separate hydrocarbons. As technology associated with such enhanced recovery systems evolves and we continue to develop these fields, the related capital investments in new gathering lines, upgraded treatment facilities and other support equipment are considered to be capital costs necessary to maintain our proved developed producing reserves, as defined under Rule 4-10(a)(16)(iv) of Regulation S-X, and accordingly, should be capitalized rather than expensed.

As requested, the following table quantifies such support costs capitalized for each quarterly and annual period covered by our report in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (in thousands):

	2005	2006	2007
First Quarter	$5,716	$8,319	$8,154
Second Quarter	5,927	8,708	5,872
Third Quarter	4,849	7,436	7,109
Fourth Quarter	5,742	9,081	9,162

Total Year	$22,234	$33,544	$30,297

We expense as incurred all production costs, as defined in Rule 4-10(a)(17) of Regulation S-X, including workover costs incurred solely to maintain or increase levels of production from an existing completion interval. In addition, in recognition of the Staff’s comment above related to our discussion of development cost components which follows the tabular disclosure of costs incurred on page 15 of the Company’s 2007 Annual Report on Form 10-K, we propose to include the following revised language (revised text in bold) in the Company’s prospective future filings with the Commission, as applicable:

“Development costs also include capital costs required for production equipment and supporting infrastructure used in the production of oil and gas from our proved developed producing reserves.”

Engineering Comments

General

2.	Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

Securities and Exchange Commission

Response:

The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

Business and Properties, page 6

Description of Properties, page 10

Onshore California, page 11

3.	It appears that the majority of your fields in the onshore California area are mature fields which have been on production for over 50 years. Therefore, it is not clear to us the basis of having over 54% of your total reserves in this area still in the proved undeveloped category. Please provide us with a detailed explanation of your largest proved undeveloped projects in California and the reasons these volumes meet the SEC definition of proved reserves. Tell us how many reserves were converted from the proved undeveloped category to the proved developed category last year and how much capital was spent to achieve this.

Response:

The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call Cindy Feeback, Vice President, Controller and Chief Accounting Officer for accounting matters, at (713) 579-6018, Matt McFarland, Director Corporate Engineering for reserve report matters at (713) 579-6177 or the undersigned at (713) 579-6109.

Very truly yours,

/s/ John F. Wombwell

John F. Wombwell

Executive Vice President and General Counsel

Securities and Exchange Commission

cc:	Jenifer Gallagher

United States Securities and Exchange Commission

James Murphy

United States Securities and Exchange Commission

John Goodgame

Akin Gump Strauss Hauer & Feld LLP